SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
I-FLOW CORPORATION
(Name of Subject Company)
I-FLOW CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
  449520303
(CUSIP Number of Class of Securities)
  James J. Dal Porto
Executive Vice President and Chief Operating Officer
20202 Windrow Drive, Lake Forest, CA 92630
(949) 206-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
Terrence R. Allen, Esq.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by I-Flow Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 20, 2009. The Schedule 14D-9 relates to the offer (the “Offer”) by Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of October 20, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Item 4. The Solicitation or Recommendation.
Item 4 is amended and supplemented by adding the following information after the first sentence in the eighth paragraph under the heading “Background of the Offer”:
In preparing the preliminary list of parties, Goldman Sachs focused on potential bidders that it believed might have had an interest in the Company’s products as well as the financial resources necessary to pursue a transaction.
Item 4 is further amended and supplemented by replacing the last sentence of the twelfth paragraph under the heading “Background of the Offer” with the following information:
Goldman Sachs otherwise focused on contacting strategic bidders, as financial bidders were not expected to be competitive relative to strategic bidders, due to potential financial bidders’ likely difficulty in securing a substantial amount of debt financing.
Item 4 is further amended and supplemented by replacing the last two sentences of the fifteenth paragraph under the heading “Background of the Offer” with the following information:
The parties held a preliminary discussion regarding Party A’s request for additional diligence materials and access to the Company’s management to better assess a possible transaction. The Company’s management responded to certain questions presented by Party A in light of its additional diligence questions.
Item 4 is further amended and supplemented by replacing the sixteenth paragraph under the heading “Background of the Offer” with the following information:
     On or about July 14, 2009, Goldman Sachs sent letters to 14 interested parties (including Parent) who had indicated to Goldman Sachs their interest in pursuing a possible acquisition of the Company. The letter instructed the parties as to the procedures to follow in pursuing a possible acquisition of the Company, including the date on which preliminary proposals were due from all interested parties.

Item 4 is further amended and supplemented by replacing the seventeenth paragraph under the heading “Background of the Offer” with the following information:
     On July 22, 2009, at the Company’s request, Goldman Sachs contacted another third party with which the Company had a pre-existing commercial relationship (“Party D”) regarding Party D’s interest in signing a confidentiality agreement and participating in the sale process. Party D had not been previously contacted along with the 40 other parties due to Goldman Sachs’ belief that Party D would not be able to be as competitive in the sale process relative to the other contacted parties.
Item 4 is further amended and supplemented by replacing the first two sentences of the nineteenth paragraph under the heading “Background of the Offer” with the following information:
     On August 6, 2009, the Company received preliminary proposals from Parties A, B, C and D, each of which indicated an interest to acquire all of the outstanding Shares in exchange for cash, at a price per Share of $9.50, between $11.00 and $13.00, between $11.00 and $14.00, and $8.76, respectively.
Item 4 is further amended and supplemented by adding the following information to the end of the thirty-first paragraph under the heading “Background of the Offer”:
The Board considered this alternative at its October 2, 2009 and October 7, 2009 meetings and concluded that this did not appear to be a credible proposal.
Item 4 is further amended and supplemented by replacing the fifth sentence of the thirty-third paragraph under the heading “Background of the Offer” with the following information:
The Board also discussed the potential obstacles presented by the proposal, which obstacles included, among other customary transaction-related hurdles, negotiating a definitive merger agreement and the other transaction documents, obtaining required government approvals, complying with regulatory requirements and succeeding in obtaining the tender of the requisite amount of Shares in the Offer, and consulted with its advisors regarding those matters.
Item 4 is further amended and supplemented by adding the following information after the last bullet point in the third paragraph under the heading “Opinion of Goldman, Sachs & Co.”:
The Forecasts used in the analyses described in this section are summarized below under “Projected Financial Information.”
Item 4 is further amended and supplemented by replacing the paragraph entitled “Discounted Cash Flow Analysis” with the following information:
     Discounted Cash Flow Analysis. Goldman Sachs conducted an illustrative discounted cash flow analysis on the Company using the Forecasts to determine indications of implied equity values per Share based on the present value as of September 30, 2009 of the standalone, unlevered, after-tax estimated free cash flows of the Company and net operating losses available to the Company. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years ending December 31, 2009 through December 31, 2014.

In conducting the discounted cash flow analyses, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis for the Company based on certain financial metrics, including betas, of the Company and the Selected Companies. The applied discount rates ranging from 12.5% to 14.5% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analyses. Goldman Sachs also applied perpetuity growth rates ranging from 1.0% to 5.0%, based on guidance of the Company’s management regarding projected revenue growth, to the projected cash flows for the year ending December 31, 2014 to calculate a range of illustrative terminal values for the Company. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12.5% to 14.5%. These analyses resulted in a range of implied present values of the equity value per Share of $10.61 to $16.61. Using the same range of discount rate assumptions and a 3.0% perpetuity growth rate, Goldman Sachs also performed an illustrative sensitivity analysis on a range of levels of achievement from 85% to 100% of the Company’s U.S. revenue forecasts for its ON-Q® products, which resulted in a range of implied present values of the equity value per Share of $7.37 to $14.02.
Item 4 is further amended and supplemented by replacing the information beginning with the paragraph entitled “Selected Transactions Analysis” through the table above the paragraph entitled “Present Value of Future Share Price Analysis” with the following information:
     Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the selected transactions listed below in the healthcare industry since January 2007 (listed by acquirer then target). Although none of the selected transactions are entirely comparable to the Transaction, the selected transactions were chosen because they involved companies or business segments with operations, market size or product profiles that for purposes of analysis may be considered similar to certain of the Company’s operations, market size or product profile.
     For each of the selected transactions, Goldman Sachs calculated and compared enterprise value, which is the equity consideration paid plus the book value of debt, less cash, as a multiple of latest twelve months sales, enterprise value as a multiple of latest twelve months earnings before interest, taxes, depreciation and amortization, or EBITDA, enterprise value as a multiple of latest twelve months earnings before interest and taxes, or EBIT, and the premium of the per share equity consideration to the per share equity valuation one month prior to announcement. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The analyses were undertaken to assist the Board in understanding (i) the enterprise value implied by the proposed consideration to be paid to the holder of Shares as a multiple of last twelve months sales and EBITDA relative to the range of similar multiples for the comparable transactions and (ii) the premium of the per share equity consideration to the per share equity valuation one month prior to announcement of the transaction to be paid to the holders of Shares relative to the range of premiums for the comparable transactions.
     The following table presents the results of this analysis:

	Enterprise Value as a Multiple of LTM
				Premium to
Selected Transactions				One Month Prior
(acquirer—target)	Sales	EBITDA	EBIT	Closing Price
September 2009: Covidien plc — Aspect Medical Systems, Inc.	2.6x	Not Meaningful	Not Meaningful	86.6%
May 2009: Covidien, Ltd. — VNUS Medical Technologies, Inc.	4.2x	25.0x	27.3x	37.8%
January 2009: Abbott Laboratories — Advanced Medical Optics Inc.	2.3x	9.9x	16.6x	297.8%
December 2008: Johnson & Johnson — Mentor Corporation	2.9x	13.3x	16.5x	92.5%
November 2008: Johnson & Johnson — Omrix Biopharmaceuticals, Inc.	4.7x	36.7x	43.9x	71.0%
September 2008: Getinge AB — Datascope Corporation	2.7x	11.2x	16.6x	12.5%
July 2008: General Electric Company — Vital Signs, Inc.	4.1x	17.8x	20.8x	29.2%
May 2008: Nordic Capital Fund VII and Avista Capital Partners L.P. — ConvaTec business of Bristol-Myers Squibb Company	3.4x	Not Available	11.6x	Not Available
April 2008: Kinetic Concepts Inc. — LifeCell Corporation	9.0x	35.7x	39.4x	33.0%
February 2008: MEDRAD, Inc. — Possis Medical, Inc.	4.6x	Not Meaningful	Not Meaningful	37.4%
December 2007: Koninklijke Philips Electronics N.V. — Respironics, Inc.	3.9x	20.2x	28.2x	33.4%
November 2007: Olympus Corporation — Gyrus Group plc	4.8x	24.3x	35.9x	61.5%
November 2007: Getinge AB — Cardiac Surgery and Vascular Surgery businesses of Boston Scientific Corporation	Not Available	Not Available	Not Available	Not Available
July 2007: Medtronic, Inc. — Kyphon Inc.	7.7x	38.7x	52.4x	46.3%
July 2007: Teleflex Inc. — Arrow International Inc.	4.0x	17.2x	21.0x	19.7%
July 2007: ev3, Inc. — FoxHollow Technologies, Inc.	3.1x	Not Meaningful	Not Meaningful	25.5%
July 2007: ReAble Therapeutics, Inc. — DJO Incorporated	3.5x	19.3x	22.1x	31.9%
May 2007: Warburg Pincus LLC — Bausch & Lomb Incorporated	1.7x	16.1x	34.6x	19.8%
May 2007: Cardinal Health, Inc. — VIASYS Healthcare Inc.	2.4x	16.9x	23.9x	26.5%
March 2007: Smith & Nephew plc — Plus Orthopedics Holdings AG	3.0x	14.3x	24.7x	Not Available
February 2007: Cytyc Corporation — Adiana, Inc.	Not Available	Not Available	Not Available	Not Available
January 2007: Investor AB and Morgan Stanley Principal Investments — Mölnlycke Health Care AB	Not Available	Not Available	Not Available	Not Available
January 2007: Onex Corporation — Health Group of Eastman Kodak Company	1.0x	Not Available	Not Available	Not Available
January 2007: Advanced Medical Optics Inc. — IntraLase Corp.	6.1x	42.9x	61.0x	18.4%
Selected Transactions — High	9.0 x	42.9 x	61.0 x	297.8%
Selected Transactions — Low	1.0 x	9.9 x	11.6 x	9.5%
Selected Transactions — Median	3.5 x	18.6 x	26.0 x	33.2%
Proposed Transaction	1.9 x	287.2 x	Not Meaningful	41.3%
(LTM metrics)	$137	$1	$(1)
Item 4 is further amended and supplemented by replacing the paragraph entitled “Present Value of Future Share Price Analysis” with the following information:
     Present Value of Future Share Price Analysis. Goldman Sachs conducted illustrative analyses of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For these analyses, Goldman Sachs used the Company’s earnings projections for the year 2011 as set forth in the Forecasts. Goldman Sachs calculated the implied present values per Share by applying price to forward earnings per share multiples ranging from 15.0x to 25.0x to an earnings per share estimate of $0.67 provided by the Company’s management, discounted to September 30, 2009, using discount rates ranging from 12.5% to 14.5%. In conducting the present value of future share price analyses, Goldman Sachs used a range of discount rates derived by utilizing a cost of equity analysis based on certain financial metrics, including betas, for the Company and certain public companies with operations, market size or product profiles that for purposes of analysis may be considered similar to certain of the Company’s operations, market size or product profile. These comparable public companies include Align, American Medical Systems, Anthrocare, CONMED, Cooper, ev3, Given, Hansen, Insultet, Masimo, Orthofix International, Stereotaxis, Strona, Syneron, TomoTherapy, Volcano, and Wright Medical (the “Selected Companies”). The applied discount rates ranging from 12.5% to 14.5% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analyses. The multiples range was determined by Goldman Sachs by considering the trading multiples of the Selected Companies, which exhibited a median 2010 earnings per share multiple of 19.9x. This analysis resulted in a range of implied present values of $8.55 to $14.56 per Share.

Item 8. Additional Information.
Item 8 is amended and supplemented by adding the following information after the second paragraph thereof:
On November 13, 2009, the Company reached an agreement in principle with the plaintiffs regarding a proposed settlement of the class action lawsuits. As part of the proposed settlement, the Company has agreed to make certain amendments and supplements to the Schedule 14D-9. If approved by the court, the settlement will provide customary releases to all defendants of all claims relating to the process leading to the Offer to Purchase, the Merger Agreement and all transactions contemplated thereby, and the disclosures made regarding that process and the proposed transactions.
Item 8 is further amended and supplemented by adding the following information after the third sentence of the first paragraph under the heading “Projected Financial Information”:
Such developments and changes in circumstances included (i) the growing legislative and national debate over health care reform which has created increased uncertainty over the outcome and the timing for implementation of health care reform — reform that the Company believes would result in increased demand for the Company’s products — and (ii) the slower expected pace of implementation and announcement of comparative effectiveness studies that would show improved clinical and economic outcomes from use of the Company’s products, resulting in potential government endorsement of the Company’s products and increased penetration of the potential market.
Item 8 is further amended and supplemented by replacing the table under the heading “Projected Financial Information” with the following information:
I-Flow Corporation Summary of Projections
Fiscal Years Ending December 31,

($ in millions, except per share amounts)	2009E	2010E	2011E	2012E	2013E	2014E
Total Revenue	$141	$162	$202	$243	$285	$330
U.S. ON-Q® Revenue	$102	$117	$139	$163	$188	$217
Gross Profit	$102	$119	$148	$172	$199	$227
EBIT	$(6)	$7	$24	$39	$56	$73
Net Income (Loss)	$(5)	$7	$17	$25	$36	$47
Diluted EPS	$(0.19)	$0.27	$0.67	$1.00	$1.41	$1.83

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2009

I-FLOW CORPORATION
By:	/s/ James R. Talevich
	Name:	James R. Talevich
	Title:	Chief Financial Officer